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Exhibit 3.1


                                STATE of FLORIDA
                            ARTICLES OF AMENDMENT TO
                            ARTICLES OF INCORPORATION
                                of W-Candy, Inc.

                                   NAME CHANGE


         Pursuant to the provisions of Section 607.1006, Florida Statutes, this Florida profit corporation adopts the following Articles of Amendment to its Articles of Incorporation:

         FIRST: That the Board of Directors of the Corporation, by the unanimous written consent of its Directors, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

                  RESOLVED that the Certificate of Incorporation of this Corporation be amended by changing Article One of the Articles of Incorporation as follows:

         "The name of this corporation is China Natural Health, Inc.
          (the "Corporation")."

         SECOND: The Articles of Amendment was submitted to and approved by a majority of the outstanding stock entitled to vote thereon and unanimously approved by the Board of Directors of the Corporation. The number of votes cast for the amendment was sufficient for approval.

         THIRD: The effective date of this amendment is upon filing of this amendment with the Florida Division of Corporations.


         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 13th day of February, 2007.


W-Candy, Inc.



By: /s/ BRIAN SHENKMAN
         Brian Shenkman
         Chief Executive Officer and President